

July 27, 2010

Mr. D. Hughes Watler, Jr.
Chief Financial Officer
Stratum Holdings, Inc.
Three Riverway, Suite 1500
Houston, TX 77056

      Re: **Stratum Holdings, Inc.**
              Forms 10-K for the Years Ended December 31, 2008 and December 31, 2009
              Form 10-QSB for the period Ended March 31, 2009
              File No. 0-51229

Dear Mr. Watler:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Eric McPhee
                        Staff Accountant